08031995

OMB APPROVAL
OMB Number: 3235-0123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

SEC
Mail Processing
Section
MAY 30 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2007 (MM/DD/YY) AND ENDING MARCH 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS CAPITAL CORPORATION, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
30613

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 BROADWAY EAST LYNNFIELD MA 01940

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY B MURPHY, PRESIDENT 800-949-1422

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

53 State Street BOSTON MA 02109

(Address) (City) (state) (Zip Code)

PROCESSED
JUN 06 2008
THOMSON REUTERS

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I TIMOTHY B MURPHY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, INC. as of MARCH 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE A. BRYAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jun 26, 2009

Julie A. Bryan
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

YEARS ENDED MARCH 31, 2008 AND 2007

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

We have audited the accompanying statements of financial condition of Investors Capital Corporation ("ICC" or the "Company"), a wholly owned subsidiary of Investors Capital Holdings, Ltd., as of March 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
May 28, 2008

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2008 AND 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 3,791,964	$ 3,397,655
Deposit with clearing organization	175,000	175,000
Investments, treasury notes	997,861	1,738,842
Receivables:		
Brokers and clearing organizations	4,477,248	4,109,231
Employees and registered representatives	921,313	778,836
Other	68,889	97,523
Securities owned, at market value	181,335	206,530
Investments, cost	10,000	160,000
Property and equipment, net	1,275,191	1,391,853
Other assets	551,209	396,618
Income tax receivable	40,486	-
Deferred tax asset	335,237	670,010
Total assets	$ 12,825,733	$ 13,122,098
Liabilities and Stockholder's Equity		
Accrued liabilities	$ 1,060,445	$ 1,844,614
Deferred revenue	104,896	98,662
Payables:		
Brokers and clearing organization	2,995,165	3,051,601
Other	606,984	547,663
Securities sold, not yet purchased, at market value	141,359	711
Due to related parties, net	1,014,657	557,625
Note payable	702,492	746,610
Total liabilities	6,625,998	6,847,486
Commitments and contingencies (Note 8)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	3,979,700	3,729,700
Retained earnings	2,220,035	2,544,912
Total stockholder's equity	6,199,735	6,274,612
Total liabilities and stockholder's equity	$ 12,825,733	$ 13,122,098

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
Revenues:		
Commissions and fees	$ 79,133,985	$ 71,869,937
Advisory fees	10,682,447	6,640,957
Interest and dividend income	609,014	638,154
Other income	330,589	449,121
Total revenues	90,756,035	79,598,169
Expenses:		
Commissions	73,295,205	64,686,008
Compensation and benefits	8,349,125	6,794,807
Management fees - related party	2,465,571	2,376,742
Legal and professional fees	1,719,401	4,081,593
Advertising	1,475,141	822,125
Occupancy	1,159,139	992,469
Communications and information technology	1,006,111	466,397
Miscellaneous	806,293	695,590
Regulatory fees	410,877	358,426
Data processing	168,120	152,506
Interest expense	55,530	32,110
Total expenses	90,910,513	81,458,773
Loss before income taxes	(154,478)	(1,860,604)
Income tax expense (benefit)	170,399	(612,829)
Net loss	$ (324,877)	$ (1,247,775)

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2008 AND 2007

	Common Stock No Par Value			Total
	Number of Shares	Carrying Amount	Retained Earnings	Stockholder's Equity
Balance, March 31, 2006	1,000	$ 2,479,700	$ 3,792,687	$ 6,272,387
Capital contribution	-	1,250,000	-	1,250,000
Net loss	-	-	(1,247,775)	(1,247,775)
Balance, March 31, 2007	1,000	3,729,700	2,544,912	6,274,612
Capital contribution	-	250,000	-	250,000
Net loss	-	-	(324,877)	(324,877)
Balance, March 31, 2008	1,000	$ 3,979,700	$ 2,220,035	$ 6,199,735

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (324,877)	$ (1,247,775)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	380,805	296,784
Amortization of discount on treasury note	(5,154)	(11,967)
Loss on write-down of investment	150,000	-
Deferred taxes	334,773	(602,665)
Changes in assets and liabilities:		
Receivables	(481,860)	(220,250)
Securities, net	165,843	(183,503)
Other assets	(154,591)	(264,301)
Income tax receivable	(40,486)	-
Accrued liabilities	(784,169)	577,363
Deferred revenue	6,234	(4,950)
Payables	1,119,819	2,219,882
Due to related parties, net	457,032	1,349,202
Net cash provided by operating activities	823,369	1,907,820
Cash flows from investing activities:		
Purchase of investments	-	(1,726,875)
Proceeds from maturity of treasury note	746,135	-
Acquisition of property and equipment	(264,143)	(923,843)
Net cash provided by (used in) investing activities	481,992	(2,650,718)
Cash flows from financing activities:		
Capital contributions	250,000	1,250,000
Payments on note payable	(1,161,052)	(648,862)
Net cash (used in) provided by financing activities	(911,052)	601,138
Net increase (decrease) in cash and cash equivalents	394,309	(141,760)
Cash and cash equivalents at beginning of year	3,397,655	3,539,415
Cash and cash equivalents at end of year	$ 3,791,964	$ 3,397,655
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 55,530	$ 32,110
Cash paid for taxes	$ 1,295,825	$ 373,825
Non-cash Financing Activity:		
Insurance premiums	$ 1,116,934	$ 1,395,472

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company" or "ICC") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the American Stock Exchange. The Company is a dually registered broker/dealer and a Registered Investment Advisor with a national network of independent financial representatives. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through a clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company has established revenue recognition policies for each of its income items, including commissions earned from the sale of mutual funds and variable annuities, trading, advisory fees, administration fees on Errors and Omissions ("E&O") and renewals, and marketing revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below. The Company recognizes revenue pursuant to the guidance provided by SEC Staff Accounting Bulletin ("SAB") 104, *"Revenue Recognition in Financial Statements"*.

<u>MUTUAL FUNDS AND VARIABLE ANNUITIES:</u> Revenue from the sale of mutual funds and variable annuities is recognized as of the date the check and application is accepted by the investment company.

<u>TRADING:</u> The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the regulations of the SEC and the AICPA Broker/Dealer guide.

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

<u>ADVISORY FEES</u>: The Company's managed accounts advisory fees are based on the amount of assets managed per a services agreement between the Company's Registered Investment Advisor (Investors Capital Advisory ("ICA")) representative and the representative's client. These revenues are recognized and billed based on fair market value of assets managed throughout the quarter. Any portion remaining uncollected due to account adjustments after account rebalancing is charged against earnings at that time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

ADMINISTRATION FEES: Administration fees for services rendered to the Company's representatives respecting annual FINRA license renewals and E&O insurance are recognized as revenue upon registration of the representative with FINRA and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to FINRA are recognized as other revenue.

MARKETING REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions

Securities transactions are reflected on a trade-date basis. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statements of financial condition at market or fair value or at carrying amounts that approximate current fair value as the maturities on these financial instruments generally have short maturity periods. Financial instruments consist principally of cash and cash equivalents, securities, receivables, and payables.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the 2007 financial statements in order to conform to the 2008 presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable – Allowance for Doubtful Accounts

Our policies for determining whether a receivable is considered uncollectible are as follows.

Trade receivables - As prescribed by the SEC, trade receivables usually settle within three days. If a trade error results, the Company will pursue remedies to collect on that trade error. The Company does not record a receivable resulting from a trade error that is in litigation or whose outcome is otherwise not reasonably determinable. In such a case, the Company applies any proceeds from settlements or insurance against any trade losses incurred.

Loans to representatives - We perform periodic credit evaluations and provide allowance based on our assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of five to seven years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes

The Company provides for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*". Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

The Company is included in the consolidated group for federal income tax and state excise tax returns filed by ICH. Federal income taxes and state excise taxes are filed at consolidated tax rates. Current and deferred taxes of the consolidated group are allocated to each member of the group as if it were a separate taxpayer.

The Company adopted FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"* ("FIN 48"), during the fiscal quarter ended June 30, 2006. After analysis conducted by management and consultants as to the financial impact FIN 48 will have on the Company's financials, the Company has concluded that FIN 48 will not have a material impact on its financials.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options

As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (The "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. Each grant of options, the number of options granted, and the vesting schedules of such options subject thereto were determined by the Parent's Board. The stock options outstanding are fully vested after two years from grant date, are exercisable for an additional three years after vesting, and are forfeited 30 days after termination. Options granted to registered representatives are reported on the Parent's financial statements per Financial Interpretation No. 44, *"Accounting for Certain Transactions Involving Stock Compensation"*.

The Parent adopted SFAS No.123(R), *"Share-Based Payment"*, on April 1, 2006. The adoption of this statement did not have a material impact on the Parent's consolidated financial statements given that the Parent adopted the fair value recognition provisions of SFAS No. 123 effective September 28, 2002 using the modified prospective application transition method within the provisions of SFAS No. 148, *"Accounting for Stock-Based Compensation - Transition and Disclosure"*.

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Company is authorized to award options to purchase common stock and shares of common stock to employees, independent representatives, and others who have contributed to or are expected to contribute to the Company, its businesses, and prospects. Under the 2005 Plan, stock options and restricted stock customarily are granted by the Company in connection with initial employment or under various retention plans. The Company has not granted any options under the 2005 Plan and has no current plans to do so. Restricted shares of stock granted under the 2005 Plan typically vest over a three year period and unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability. The compensation cost associated with restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant. As of March 31, 2008, the Company had 359,467 restricted stock awards granted to employees, of which 218,919 are fully vested. As of March 31, 2007, the Company had 205,000 restricted stock awards granted to employees, of which 112,600 are fully vested.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring the fair value of assets and liabilities, and expands disclosure requirements regarding the fair value measurement. SFAS 157 does not expand the use of fair value measurements. This statement, as issued, is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. FASB Staff Position (FSP) FAS No. 157-2 was issued in February 2008 and deferred the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 2008. As such, the Company adopted SFAS 157 as of January 1, 2008 for financial assets and liabilities only. There was no significant effect on the Company's financial statements. As of March 31, 2008, the Company's financial assets subject to SFAS 157 consisted of held to maturity investments in marketable securities and investments in non-publicly traded companies; financial liabilities consisted of derivatives for forward contracts. The Company determined fair value for the investments in marketable securities and the derivative liabilities based on quoted market prices in active markets (i.e. Level 1 as defined under SFAS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

157); fair value for investments in non-publicly traded companies was based on third party valuation models (i.e. Level 2 as defined under SFAS 157). The Company does not believe that the adoption of SFAS 157 to non-financial assets and liabilities will significantly effect its financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 115"* ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which requires assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are limited to, accounts receivable, accounts payable, and issued debt. If elected, SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not elected to measure any additional assets or liabilities at fair value that are not already measured at fair value under existing standards.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company will apply the provisions of SFAS 141(R) to any acquisition after April 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *"Accounting for Non-controlling Interests"* ("SFAS 160"). SFAS 160 clarifies the classification of non-controlling interests in consolidated balance sheets and reporting transactions between the reporting entity and holders of non-controlling interests. Under this statement, non-controlling interests are considered equity and reported as an element of consolidated equity. Further, net income encompasses all consolidated subsidiaries with disclosure of the attribution of net income between controlling and non-controlling interests. SFAS No. 160 is effective prospectively for fiscal years beginning after December 15, 2008. The Company will apply the provisions of SFAS 160 to any non-controlling interests, if any, after April 1, 2009.

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115"). SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments, equity securities, and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

NOTE 3 – MARKETABLE SECURITIES (Continued)

Investments, Treasury Bonds

At March 31, 2008 and 2007, the Company has investments in U.S. Treasury Notes at a face value of $1,000,000 and $1,750,000, respectively, being held to maturity. These notes are presented at an amortized value of $997,861 and $1,738,842, respectively.

Other Investments

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold, unless registration has been affected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At March 31, 2008 and 2007, the Company recorded its private equity holdings at cost, $10,000 and $160,000, respectively, in accordance with Accounting Principles Board ("APB") No. 18, *"The Equity Method of Accounting for Investments in Common Stock"*, as the Company does not exercise significant influence over this equity investment. During the year ended 2008, the Company became aware of factors that indicated a decrease in the value of one of their investments which was considered to be other than temporary. The Company reduced the value of this investment to $0 and recognized a loss of $150,000.

The Company conducts its principal trading through several designated trading accounts. Of these accounts, some are used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account no longer than 30 days and are recorded at market value. During the comparative years ended March 31, 2008 and 2007, the Company had recorded an unrealized gain of $19,396 and $10,122, respectively, resulting from held positions.

NOTE 4 – SECURITIES - AT MARKET VALUE

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

As of March 31, 2008 and 2007, the Company's proprietary trading and investment accounts consisted of the following securities:

	March 31, 2008		March 31, 2007	
	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased	Owned
Corporate equity	$ 117,662	$ 26,480	$ -	$ 257
Corporate bonds	23,697	19,912	-	91,774
Municipal bonds	-	30,908	-	61,940
Mortgage backed securities	-	-	-	48,691
Mutual funds	-	43,312	711	-
Certificate of deposit	-	22,024	-	3,868
Treasury bonds	-	38,699	-	-
	$ 141,359	$ 181,335	$ 711	$ 206,530

NOTE 5 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at March 31:

	2008	2007
Equipment	$ 1,627,578	$ 1,456,707
Furniture and fixtures	412,956	370,944
Auto	25,831	-
Leasehold improvements	628,992	617,979
	2,695,357	2,445,630
Less: accumulated depreciation and amortization	(1,420,166)	(1,053,777)
	$ 1,275,191	$ 1,391,853

Depreciation expense was $380,805 and $296,784 for the years ended March 31, 2008 and 2007, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

In March 2008, the Company formalized its practice of paying periodic management fees to its Parent with an Expense Sharing Agreement (the "Agreement"). The Agreement provides that ICC will pay specific overhead and operating expenses of the Parent, to the extent that ICC continues to comply with the SEC's Net Capital requirements (see Note 12).

The Company incurred management fees of $2,465,571 and $2,376,742 for the years ended March 31, 2008 and 2007, respectively, to ICH. The Company incurred expenses as outlined in the Agreement related to ICH in the form of management fees for the years ended March 31, 2008 and 2007. At March 31, 2008 and 2007, the Company owed $1,736,256 and $1,403,431, respectively, to ICH.

The Company flows through third party advisory services for a related entity, Eastern Point Advisors, Inc. ("EPA"). For the years ended March 31, 2008 and 2007, commissions processed by ICC on behalf of EPA were $93,098 and $240,778, respectively. These amounts are recorded in the due from related parties on the Statements of Financial Condition. At March 31, 2008 and 2007, the Company was owed $721,599 and $845,806, respectively, from EPA.

EPA's Board of Directors voted on May 2, 2008 to affect its dissolution, effective on or before June 3, 2008. On May 5, 2008, EPA withdrew its Investment Advisor registration with the SEC. It is management's plan that amounts due to ICC will be settled with its assumption of EPA's note receivable, to be formalized on or before June 3, 2008.

The Company leases office space from the Investors Realty, LLC, owner of who is the principal stockholder of ICH. Rent expense for these leases amounted to $377,193 and $241,031 for the years ending March 31, 2008 and 2007, respectively, and is included in occupancy costs on the Statements of Operations.

The Company also acquires services from Investors Marketing Services, Inc., an owner of which is a principal stockholder of ICH. These services are primarily for the production of marketing kits which ICC uses for business development. The total costs for years ended March 31, 2008 and 2007 were $20,754 and $65,816, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS (Continued)

The Company typically engages in transactions with a related party, IMS Insurance Agency, Inc. ("IMS Insurance"), in connection with the promotion and servicing of fixed insurance products produced by the Company's independent representatives. Payments made by the Company to IMS Insurance, when combined with payments received by the Company from IMS Insurance were $0 and $108,436 for the years ended March 31, 2008 and 2007, respectively.

Effective December 2007, the Parent established Investors Capital Holdings, Ltd. Deferred Compensation Plan (the "Plan"), as well as a Rabbi Trust Agreement for this Plan, for which the Company is the sponsor. The unfunded Plan enables eligible ICC's representatives to elect to defer a portion of earned commissions, as defined by the Plan. ICC remits deferrals to the Parent. The total amount of deferred compensation was $331,201, which is included in Commissions expense on the Statements of Operations for the year ended March 31, 2008.

Essex Securities, LLC's owner is the spouse of the Parent's principal shareholder. The Company bills this related party a ticket charge for executing its trades and being the introducing broker. Amounts billed for the years ended March 31, 2008 and 2007 were immaterial.

NOTE 7 – INCOME TAXES

The Company has recorded a provision for federal and state income taxes, based on its taxable income, as well as a deferred provision for federal and state taxes as a result of a deferred tax asset that is generated from the tax effect of timing differences primarily resulting from depreciation. Any losses of the Company are used in the consolidated tax returns of ICH. The components of the provision (benefit) for income taxes are as follows:

	2008		2007	
	Current	Deferred	Current	Deferred
Federal	$ (172,669)	$ 302,352	$ -	$ (459,007)
State	746	39,970	-	(153,822)
	$ (171,923)	$ 342,322	$ -	$ (612,829)

The net deferred tax assets include the following at March 31:

	2008	2007
Depreciation	$ 82,580	$ (50,042)
Accruals and reserves	53,760	439,017
Deferred compensation	133,375	-
Charitable contributions	26,436	-
Net operating losses	39,086	281,035
Deferred tax asset	$ 335,237	$ 670,010

NOTE 7 – INCOME TAXES (Continued)

The total income tax expense differs from the income tax at the statutory federal income tax rate due to the following for the years ended March 31:

	2008	2007
Federal income tax at statutory rate	$ (52,523)	$ (632,605)
State income taxes, net of federal benefit	(9,683)	(116,660)
Meals and entertainment	51,377	26,893
Limitations on executive compensation	109,104	-
Utilization of losses of group	-	102,922
Other permanent items	72,124	6,621
Total income tax expense (benefit)	$ 170,399	$ (612,829)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 6). The lease expired on March 31, 2007 and was extended for a five year term. The Company also leases office space for investment centers located in Topsfied, MA, Braintree, MA, Bedford, NH, and Coral Gables, FL. The leases expire in March 2012, June 2009, October 2008, and November 2011, respectively. The Company entered into a new lease during the year ended 2007 for an investment center located in Manhattan, NY. The lease expired in May 2007. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments as of March 31 under operating leases are as follows:

2009	$ 462,227
2010	383,176
2011	326,533
2012	291,200
Thereafter	-
Total	$ 1,463,136

Rent expense under these leases was $557,156 and $505,373 for the years ended March 31, 2008 and 2007, respectively, and included in occupancy costs in the Statement of Operations.

Litigation and Claims

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At March 31, 2008, the Company was the defendant or co-defendant in several lawsuits. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the firm's financial condition. The Company has Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with the majority of the aforementioned lawsuits. The maximum exposure in any one case with coverage is $75,000 per the Company's E&O policy. In accordance with FASB Statement No. 5, "*Accounting for Contingencies*", the Company had accrued expenses of approximately $141,500 and $1,104,000 for the years ended March 31, 2008 and 2007, respectively, related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and Claims (Continued)

By administrative complaint dated November 16, 2005, the Securities Division (the "Division") of the Secretary of the Commonwealth of Massachusetts (the "State") brought an adjudicatory proceeding against Investors Capital Corporation alleging violation of its supervisory obligations under State securities laws in connection with past sales of equity-indexed annuities ("EIA"). The complaint alleged that ICC failed to properly supervise associated persons, thereby allowing allegedly unsuitable sales of these insurance products. The complaint, which sought an order instructing the Company to cease such violations and to pay an unspecified administrative fine, also requested that the Company's registration as a securities broker-dealer in Massachusetts be suspended or revoked, that the firm be censured, and that it be ordered to fairly compensate purchasers of the insurance products for any losses attributable to wrongdoing by ICC.

On December 19, 2006, the Company entered into an agreement with the Securities Division of the State to settle the complaint. In accordance with the settlement agreement, ICC agreed to cease and desist from violations of the Act; pay a $500,000 administrative fine; to offer to reimburse losses and costs incurred by Massachusetts persons aged 75 or older in connection with the surrender, no later than December 31, 2007, of any equity-indexed annuities purchased through ICC or its representatives during calendar years 2004 and 2005; to offer an additional payment to ensure that no amount invested in a surrendered EIA yielded less than 3%; pay an additional administrative fine equal to the extent, if any, that ICC's surrender-related payments total less than $500,000, and to be censured by the Division.

In addition, ICC agreed to retain and act upon the various recommendations of an independent consultant who reviewed ICC policies and procedures that are related to the various violations and failures alleged by the Division in these matters. ICC was not permitted to utilize proceeds from insurance policies to cover payments made pursuant to the settlement. The Company paid a total of $1 million in final financial settlement of this case during the year ended March 31, 2008.

NOTE 9 – NOTES PAYABLE

At March 31, 2008 and 2007, notes payable consisted of debt to finance insurance premiums on behalf of its representatives. These notes are referenced in the table below:

March 31,	Lender	Principal	Interest Rate	Maturity Date
2008	First Insurance Fund, Corp	$ 702,492	5.11%	September 30, 2008
2007	First Insurance Fund, Corp	$ 746,610	5.75%	September 30, 2007

For comparative years ended March 31, 2008 and 2007, there was no long term debt outstanding.

NOTE 10 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Employer contributions made to the Plan for the years ended March 31, 2008 and 2007 were $247,780 and $217,657, respectively.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Securities sold, but not yet purchased represent obligations of the Company to purchase the securities in the market at the prevailing prices to the extent that the Company does not already have the securities in possession. Accordingly, these transactions result in off-balance sheet risk when the Company's satisfaction of the obligations exceeds the amount recognized in the balance sheet. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument.

It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business. Commissions receivables from one source were 20% and 13% of total receivables for the years ended March 31, 2008 and 2007, respectively.

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2008 and 2007, the Company had net capital of $1,284,793 and $1,054,702, respectively, which was sufficient to meet the required net capital of $488,236 and $533,367, respectively. The Company's ratio of aggregate indebtedness to net capital was 5.7 to 1 and 7.59 to 1 at March 31, 2008 and 2007, respectively.

At March 31, 2008, there were differences between the audited net capital computation and the computation prepared by the Company (see Schedule I).

NOTE 13 – FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2008) is available for examination at the principal office of the firm and at the regional office of the SEC.

NOTE 14 – SUBSEQUENT EVENT

In May 2008, the Company entered into an employment agreement with its Chief Operating Officer (the "COO"). In the event of termination by the Company or by the COO due to resignation for just cause, the COO is entitled to receive: (i) base salary earned to date of termination, (ii) reimbursement of incurred business expenses, (iii) twenty-four months (or twelve months, if termination is by the Company for cause) of base salary (at the rate applicable as of date of termination) payable on such date or dates as base salary would have been paid but for such termination, (iv) medical, dental, life and disability insurance benefits during said twenty-four or twelve month period, (v) any unpaid bonus earned with respect to the immediately prior fiscal year, and (vi) the pro rata portion of any bonus payable with respect to the then-current fiscal year.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. – "ICC" or the "Company") for the year ended March 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2008 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2008. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
May 28, 2008

INVESTORS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2008

SCHEDULE I

		Audited Net Capital
Total stockholder's equity		$ 6,199,735
Less: non-allowable assets from the Statement of Financial Condition		4,773,951
Net capital before haircuts on securities		1,425,784
Less: haircuts on securities		102,991
Other deductions		38,000
Net capital		1,284,793
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 488,236	
or minimum dollar net capital requirement	100,000	488,236
Excess net capital		$ 796,557
Aggregate indebtedness		$ 7,323,542
Percentage of aggregate indebtedness to net capital		570%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported net capital	$ 1,033,020
Adjustments:	
Blotter accrual	(12,861)
Intercompany accruals, per Expense Agreement	264,634
Audited net capital, per above	$ 1,284,793

INVESTORS CAPITAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3
MARCH 31, 2008

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).